

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Julian Spitari
President and Chief Executive Officer
Imobolis, Inc.
8950 West Olympic Blvd., Suite 350
Beverly Hills, CA 90211

> **Re: Imobolis, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 1, 2010**
> **File No. 333-167581**

Dear Mr. Spitari:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Financial Statements

1.   We note that the interim financial statements included in the most recent amendment to your registration statement are as of a date that is more than 135 days before your registration statement will becomes effective. As such, please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (714) 316-1306
Leo J. Moriarty, Esq.
Law Office of Leo J. Moriarty